

News Release
B2Gold Corp. Reports Continued Strong Total Gold Production for Q3 2021 of 310,261 oz,
7% Above Budget and 18% Higher than Q3 2020;
Annual Production Guidance Range Increased to 1,015,000 to 1,055,000 oz

Vancouver, BC, October 19, 2021 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its gold production and gold revenue for the third quarter and first nine months of 2021. All dollar figures are in United States dollars unless otherwise indicated.

2021 Third Quarter and First Nine Months Highlights

- Total gold production in the third quarter of 2021 of 310,261 ounces (including 14,538 ounces of attributable production from Calibre Mining Corp. ("Calibre"), above budget by 7% (20,871 ounces), and consolidated gold production of 295,723 ounces from the Company's three operating mines, above budget by 7% (20,083 ounces)
- Consolidated gold revenue in the third quarter of 2021 of $511 million on sales of 286,650 ounces at an average realized price of $1,782 per ounce
- Record quarterly gold production achieved by both the Fekola Mine of 165,557 ounces and Otjikoto Mine of 68,959 ounces in the third quarter of 2021
- In September 2021, the Fekola Mine produced its 2 millionth ounce of gold, 4 years from the commencement of production
- Increased Fekola's and Masbate's production guidance; for full-year 2021, the Fekola Mine is now forecast to produce between 560,000 to 570,000 ounces of gold (original guidance was between 530,000 to 560,000 ounces) and the Masbate Mine between 215,000 to 225,000 ounces of gold (original guidance was between 200,000 to 210,000 ounces)
- Total gold production in the first nine months of 2021 of 742,517 ounces (including 43,771 ounces of attributable production from Calibre), above budget by 7% (49,682 ounces), and consolidated gold production of 698,746 ounces from the Company's three operating mines, above budget by 7% (47,161 ounces)
- Consolidated gold revenue in the first nine months of 2021 of $1.2 billion on sales of 689,051 ounces at an average realized price of $1,794 per ounce
- For full-year 2021, B2Gold has increased its total gold production guidance range to between 1,015,000 - 1,055,000 ounces (including 50,000 – 60,000 attributable ounces projected from Calibre) (original guidance was between 970,000 and 1,030,000 ounces)

- Based on current assumptions, including an average gold price of $1,800 per ounce, the Company expects to generate cashflows from operating activities of approximately $630 million for the full-year 2021 (approximately $500 million of cashflows from operating activities are expected to be generated in the second half of 2021)

Gold Production

Total gold production in the third quarter of 2021 was 310,261 ounces (including 14,538 ounces of attributable production from Calibre), above budget by 7% (20,871 ounces) and consolidated gold production from the Company's three operating mines was 295,723 ounces, above budget by 7% (20,083 ounces) with solid performances from all the Company's three mines, with each mine exceeding its budgeted production for the third quarter (see "Operations" section below). Both the Fekola and Otjikoto mines achieved record quarterly gold production in the third quarter of 2021. As planned, with increased throughput at the Fekola mill together with the completion of the significant waste stripping campaigns at both the Fekola and Otjikoto mines in the first half of 2021 (for Phase 5 and Phase 6 of the Fekola Pit, and Phase 3 of the Wolfshag and Otjikoto pits), consolidated gold production increased significantly by 19% (46,990 ounces) compared to the third quarter of 2020, as mining at Fekola reached the higher-grade zones of the Fekola Pit and mining at Otjikoto reached the higher-grade zone at the base of the Wolfshag Pit in the third quarter of 2021. Consolidated gold production also increased significantly by 50% (98,343 ounces) over the second quarter of 2021.

For the first nine months of 2021, total gold production was 742,517 ounces (including 43,771 ounces of attributable production from Calibre), above budget by 7% (49,682 ounces), and 4% (27,751 ounces) lower than the first nine months of 2020 due to the focus on waste stripping at Fekola and Otjikoto in the first half of 2021. Consolidated gold production from the Company's three operating mines was 698,746 ounces in the first nine months of 2021, above budget by 7% (47,161 ounces).

For full-year 2021, based on strong production performance in the first nine months of 2021, B2Gold has increased its total gold production guidance to between 1,015,000 - 1,055,000 ounces (including 50,000 – 60,000 attributable ounces projected from Calibre) (original guidance was between 970,000 and 1,030,000 ounces). The Company is currently compiling its consolidated cash operating costs *(see "Non-IFRS Measures")* and consolidated all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* results for the third quarter and first nine months of 2021, which will be released along with its third quarter and first nine months of 2021 financial results after the North American markets close on Tuesday, November 2, 2021. For full-year 2021, the Company's total consolidated cash operating costs are budgeted to be between $500 - $540 per ounce and total consolidated AISC to be between $870 - $910 per ounce.

Gold Revenue

For the third quarter of 2021, consolidated gold revenue was $511 million on sales of 286,650 ounces at an average realized price of $1,782 per ounce, compared to $487 million on sales of 253,200 ounces at an average price of $1,924 per ounce in the third quarter of 2020. The increase in gold revenue of 5% ($24 million) was 13% attributable to the increase in gold ounces sold (mainly due to the higher gold production

and timing of gold shipments), partially offset by an 8% impact from the decrease in the average realized gold price.

For the first nine months of 2021, consolidated gold revenue was $1.2 billion on sales of 689,051 ounces at an average realized price of $1,794 per ounce compared to $1.3 billion on sales of 749,800 ounces at an average price of $1,746 per ounce in the first nine months of 2020. The decrease in gold revenue of 6% ($73 million) was mainly attributable to the decrease in gold ounces sold (mainly due to the lower gold production and timing of gold shipments).

Operations

Mine-by-mine gold production in the third quarter and first nine months of 2021 (including the Company's estimated 33% share of Calibre's production) was as follows:

Mine	Q3 2021 Gold Production (ounces)	First Nine Months 2021 Gold Production (ounces)	Revised Full-Year 2021 Guidance Gold Production (ounces)	Original Full-Year 2021 Guidance Gold Production (ounces)
Fekola	165,557	404,256	560,000 - 570,000	530,000 - 560,000
Masbate	61,207	175,598	215,000 - 225,000	200,000 - 210,000
Otjikoto	68,959	118,892	190,000 - 200,000	190,000 - 200,000
B2Gold Consolidated [(1)]	**295,723**	**698,746**	**965,000 - 995,000**	**920,000 - 970,000**
Equity interest in Calibre [(2)]	**14,538**	**43,771**	**50,000 - 60,000**	**50,000 - 60,000**
Total	**310,261**	**742,517**	**1,015,000 - 1,055,000**	**970,000 - 1,030,000**

(1) *"B2Gold Consolidated" - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).*

(2) *"Equity interest in Calibre" - represents the Company's approximate 33% indirect share of the operations of Calibre's El Limon and La Libertad mines. B2Gold applies the equity method of accounting for its 33% ownership interest in Calibre.*

Fekola Gold Mine – Mali

The Fekola Mine in Mali continued its strong operational performance through the third quarter of 2021, with record quarterly gold production of 165,557 ounces, 6% (9,557 ounces) above budget, and 9% (13,022 ounces) higher compared to the third quarter of 2020. The increase was due to higher mill throughput, partially offset by lower processed grade, as Fekola's low-grade stockpiles were used to supplement the additional unbudgeted mill feed required as a result of the higher than budgeted processed tonnes. As planned, with the completion of the waste stripping campaign relating to the development of Phases 5 and 6 of the Fekola Pit in the first half of 2021, Fekola's gold production increased significantly by 46% (51,946 ounces) over the second quarter of 2021, as mining reached the higher-grade zones in Phase 5 of the Fekola

Pit in the third quarter of 2021. In September 2021, the Fekola Mine produced its 2 millionth ounce of gold, 4 years from the commencement of production.

For the third quarter of 2021, mill feed grade was 2.30 grams per tonne ("g/t") compared to budget of 2.71 g/t and 3.22 g/t in the third quarter of 2020; mill throughput was 2.36 million tonnes compared to budget of 1.91 million tonnes and 1.56 million tonnes in the third quarter of 2020; and gold recovery averaged 94.8% compared to budget of 94.0% and 94.6% in the third quarter of 2020. Fekola's processing facilities continued to outperform in the third quarter of 2021 (following the successful completion of the Fekola mill expansion in September 2020) with record quarterly throughput of 2.36 million tonnes, 24% above budget and 51% higher than the third quarter of 2020. The higher than budgeted mill throughput was due to favourable ore fragmentation and hardness, as well as optimization of the grinding circuit. Based on the positive results noted to date through to the third quarter of 2021, Fekola's annualized throughput rate is now expected to average 8.3 million tonnes per annum ("Mtpa") for 2021 and average approximately 9.0 Mtpa (over the long-term), based on an ore blend including fresh rock and weathered material (saprolite).

After review of an Environmental and Social Impact Assessment by the Malian authorities, the existing Medinandi (Fekola) permit has been updated to include the Cardinal zone, located within 500 metres of the current Fekola resource pit (the initial Inferred Mineral Resource estimate for Cardinal is 640,000 ounces of gold in 13.0 million tonnes of ore at 1.54 g/t gold). Exploration drilling at Cardinal is ongoing and recent drill results have returned good gold grades over significant widths below the current resource which remains open at depth and along strike. Initial mining operations at Cardinal have commenced and will continue to ramp up. To date, 95,489 tonnes at an average grade of 1.45 g/t have been mined at Cardinal. The Company is in the process of updating the Fekola Mine Plan to include production from Cardinal which has the potential to add an average of approximately 60,000 ounces per year over the next 6 to 8 years (based on Cardinal's inferred resource only) to Fekola's annual gold production. Grade control drilling at Cardinal is ongoing to upgrade a portion of its mineral resource to the indicated category for 2022 production budget purposes.

For the first nine months of 2021, the Fekola Mine produced 404,256 ounces of gold, above budget by 6% (21,256 ounces) for the reasons outlined above. As expected, compared to the first nine months of 2020, gold production was lower by 13% (59,714 ounces) as a result of the higher planned waste stripping and lower mined ore grades in the first half of 2021, as Phases 5 and 6 of the Fekola Pit were developed.

Based on Fekola's strong year-to-date performance, the Company has increased Fekola's production guidance range to between 560,000 to 570,000 ounces of gold (original guidance range was between 530,000 to 560,000 ounces).

Menankoto Permit

As previously disclosed, the Company has formally commenced arbitration proceedings against the Republic of Mali with respect to the renewal of the Menankoto exploration permit (the "Menankoto Permit") which forms part of the Anaconda Area and is located 20 kilometers north of the Fekola Mine licence area. The Company strongly believes that it is entitled to a one-year renewal of the Menankoto Permit under applicable law. Notwithstanding the commencement of arbitration proceedings, the Company

is committed to continuing its ongoing discussions with the Malian Government to resolve the issue and remains optimistic that the renewal dispute can be resolved over the course of the next few months. Since the Company commenced its investment in Mali, B2Gold has always enjoyed a positive and mutually beneficial relationship with the Government of Mali.

Masbate Gold Mine – the Philippines

The Masbate Mine in the Philippines also continued its strong operational performance with third quarter of 2021 gold production of 61,207 ounces, well above budget by 16% (8,236 ounces), as grade and recovery both exceeded budget, and 14% (7,600 ounces) higher compared to the third quarter of 2020, due to higher grade.

For the third quarter of 2021, mill feed grade was 1.24 g/t compared to budget of 1.12 g/t and 1.05 g/t in the third quarter of 2020; mill throughput was 1.84 million tonnes compared to budget of 2.05 million tonnes and 1.97 million tonnes in the third quarter of 2020; and gold recovery averaged 81.6% compared to budget of 71.9% and 81.1% in the third quarter of 2020. In the third quarter of 2021, Masbate's mill recoveries continued to outperform the recovery model and high-grade ore mined from both the Main Vein and Montana pits produced higher tonnage compared to the reserve model. In addition, high grade zones of the Main Vein Pit, originally scheduled to be mined in the fourth quarter of 2021, were mined and processed in the third quarter of 2021, bringing gold production forward from the fourth quarter of 2021. Masbate's mill throughput was below budget in the third quarter of 2021 as the Company took the opportunity to accelerate mill maintenance activities due to the positive variances on mill feed grade and recoveries which benefited Masbate's gold production in the third quarter.

For the first nine months of 2021, the Masbate Mine produced 175,598 ounces of gold, well above budget by 12% (19,478 ounces) for the reasons outlined above, and 19% (28,465 ounces) higher than the first nine months of 2020, mainly due to higher mined ore grades as a result of mining through higher-grade zones of the Main Vein and Montana pits in the first nine months of 2021.

Based on Masbate's strong year-to-date performance, the Company has increased Masbate's production guidance range to between 215,000 to 225,000 ounces of gold (original guidance range was between 200,000 to 210,000 ounces). In the fourth quarter of 2021, Masbate's gold production is expected to be approximately 45,000 ounces, reflecting the fact that a portion of its budgeted fourth quarter production was rescheduled and mined in the third quarter of 2021.

Otjikoto Gold Mine – Namibia

The Otjikoto Mine in Namibia also had a strong third quarter with record quarterly gold production of 68,959 ounces of gold, above budget by 3% (2,290 ounces), mainly due to higher than budgeted throughput. As planned, with the completion of the waste stripping campaigns at the Wolfshag and Otjikoto pits in the first half of 2021, Otjikoto's gold production increased significantly by 62% (26,368 ounces) compared to the third quarter of 2020, as mining reached the higher-grade zone at the base of the Wolfshag Pit in the third quarter of 2021. Otjikoto's gold production also increased significantly by 156% (42,068 ounces) over the second quarter of 2021.

For the third quarter of 2021, mill feed grade was 2.41 g/t compared to budget of 2.46 g/t and 1.53 g/t in the third quarter of 2020; mill throughput was 0.90 million tonnes compared to budget of 0.86 million tonnes and 0.88 million tonnes in the third quarter of 2020; and gold recovery averaged 98.7% compared to budget of 98.3% and 98.2% in the third quarter of 2020.

For the first nine months of 2021, the Otjikoto Mine produced 118,892 ounces of gold, above budget by 6% (6,427 ounces), mainly due to higher than budgeted throughput, and 7% (8,944 ounces) lower than the first nine months of 2020 due to the focus on waste stripping in the first half of 2021.

Development of the Wolfshag underground mine continues to progress with stope ore production expected to commence in early 2022. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag deposit included 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold.

For full-year 2021, the Otjikoto Mine remains on track to produce between 190,000 - 200,000 ounces of gold.

Outlook

The Company is pleased with its third quarter and first nine months of 2021 gold production results as outlined in this news release. Based on a strong first nine months of 2021, the Company has increased its total gold production guidance to between 1,015,000 - 1,055,000 ounces (including 50,000 – 60,000 attributable ounces projected from Calibre) (original guidance was between 970,000 and 1,030,000 ounces). The Company is currently compiling its consolidated cash operating costs and consolidated AISC results for the third quarter and first nine months of 2021, which will be released along with its third quarter and first nine months of 2021 financial results after the North American markets close on Tuesday, November 2, 2021. For full-year 2021, the Company's total consolidated cash operating costs are budgeted to be between $500 - $540 per ounce and total consolidated AISC to be between $870 - $910 per ounce.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

Third Quarter 2021 Financial Results – Conference Call/Webcast Details

B2Gold will release its third quarter 2021 financial results after the North American markets close on Tuesday, November 2, 2021.

B2Gold executives will host a conference call to discuss the results on Wednesday, November 3, 2021, at 10:00am PST/1:00pm EST. You may access the call by dialing the operator at +1 (778) 383-7413 (Vancouver), +1 (416), +1 764-8659 (Toronto) or +1 (888) 664-6392 (North American toll free) prior to the scheduled start time or you may listen to the call via webcast by clicking here. A playback version will

be available for two weeks after the call at +1 (416) 764-8677 (local or international) or +1 (888) 390-0541 (North America toll free) (passcode 733464 #).

Qualified Persons

Bill Lytle, Senior Vice President of Operations, a qualified person under NI 43-101, has approved the the scientific and technical information related to operations matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2021 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $630 million in 2021, $500 million of which are expected to be generated in the second half of 2021; remaining well positioned for continued strong operational and financial performance for 2021; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2021, including production being weighted heavily to the second half of 2021; total consolidated gold production of between 1,015,000 and 1,055,000 ounces in

2021; the Fekola mill being expected to run at an annualized throughput rate of 8.3 Mtpa for 2021 and average approximately 9.0 Mtpa (over the long-term); the potential for production from the Cardinal zone to add approximately 60,000 ounces per year over the next 6 to 8 years to the Company's production profile; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in early 2022; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which

may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.